UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Cocrystal Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

19188J102
(CUSIP Number)

Steven D. Rubin
4400 Biscayne Boulevard, Suite 1500
Miami, Florida 33137
Telephone: (305) 575-6015
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 11, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Phillip Frost, M.D.

2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
100,269,114 (1)

9. Sole Dispositive Power
0

10. Shared Dispositive Power
100,269,114 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person
100,269,114 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13. Percent of Class Represented by Amount in Row (11)
47.8% (2)
14. Type of Reporting Person
IN

(1)
Includes (i) 12,342,725 shares of common stock held by Frost Gamma Investments Trust, (ii) 87,726,389 shares of common stock issuable upon conversion of the Issuer’s Series B Preferred Stock held by Frost Gamma Investments Trust and (iii) 200,000 warrants held by Frost Gamma Investments Trust. Dr. Frost is the trustee of Frost Gamma Investments Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation.   Does not include securities held by OPKO Health, Inc., a corporation of which Dr. Frost is the Chief Executive Officer and Chairman, concerning the securities of which Dr. Frost does not hold voting and investment control. Dr. Frost disclaims beneficial ownership of the securities held by Frost Gamma Investments Trust and OPKO Health, Inc. except to the extent of any pecuniary interest therein.

(2)
The calculation of percentage is based on (i) 121,959,404 shares of common stock outstanding as of August 8, 2014, as reported on the Issuer’s Form 10-Q filed on August 14, 2014, (ii) 87,726,389 shares of common stock issuable upon conversion of the Issuer’s Series B Preferred Stock held by Frost Gamma Investments Trust and (iii) 200,000 shares of common stock issuable upon the exercise of warrants held by Frost Gamma Investments Trust.

1. Names of Reporting Persons.
Frost Gamma Investments Trust

2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
100,269,114 (1)

9. Sole Dispositive Power
0

10. Shared Dispositive Power
100,269,114 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person
100,269,114 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13. Percent of Class Represented by Amount in Row (11)
47.8% (2)
14. Type of Reporting Person
OO

(1)
Includes (i) 12,342,725 shares of common stock held by Frost Gamma Investments Trust, (ii) 87,726,389 shares of common stock issuable upon conversion of the Issuer’s Series B Preferred Stock held by Frost Gamma Investments Trust and (iii) 200,000 warrants held by Frost Gamma Investments Trust. Dr. Frost is the trustee of Frost Gamma Investments Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. Dr. Frost disclaims beneficial ownership of the securities held by Frost Gamma Investments Trust except to the extent of any pecuniary interest therein.

(2)
The calculation of percentage is based on (i) 121,959,404 shares of common stock outstanding as of August 8, 2014, as reported on the Issuer’s Form 10-Q filed on August 14, 2014, (ii) 87,726,389 shares of common stock issuable upon conversion of the Issuer’s Series B Preferred Stock held by Frost Gamma Investments Trust and (iii) 200,000 shares of common stock issuable upon the exercise of warrants held by Frost Gamma Investments Trust.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Cocrystal Pharma, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 19805 North Creek Parkway, Bothell, Washington 98011.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed on behalf of Dr. Phillip Frost and Frost Gamma Investments Trust (the “Trust”) and (together with Dr. Frost, the “Filing Persons”).

(b) The Filing Persons’ principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

(c) Dr. Frost’s present principal occupation is Chairman and Chief Executive Officer of OPKO Health, Inc., a specialty healthcare company incorporated in Delaware. The principal business of the Trust is to invest in securities.

(d) During the last five years, the Filing Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Filing Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Dr. Frost is a citizen of the United States of America and Frost Gamma Investments Trust was organized in the state of Florida.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As described in Item 5(c) below, the Trust acquired a total of 111,200 shares of the Issuer’s common stock in open market transactions on August 11, 2014 and August 12, 2014 for a total purchase price of $32,406 using funds from working capital of the Trust.

On January 2, 2014, the Trust acquired shares of the Issuer’s Series B Preferred Stock (the “Series B”) which (i) automatically convert into 87,726,389 shares of the Issuer’s common stock at such time that the Issuer has sufficient authorized capital and (ii) are entitled to vote on an as-converted basis on all matters submitted to shareholders of the Issuer. The Series B shares were acquired in connection with a transaction through which BioZone Pharmaceuticals, Inc., a Nevada corporation, Biozone Acquisitions Co., Inc., its wholly-owned subsidiary, and Cocrystal Discovery, Inc., a Delaware corporation, entered into and closed an Agreement and Plan of Merger.  The Trust was a Cocrystal Discovery, Inc. shareholder prior to the merger. In consideration of the Series B shares, the Trust converted its shares of common stock of Cocrystal Discovery, Inc. for the shares of Series B at a rate of 1 to 0.07454.

ITEM 4. PURPOSE OF TRANSACTION

The Trust acquired all securities of the Issuer presently owned by it for investment purposes. As described above in Item 3, the shares of Series B held by the Trust were acquired in connection with a merger transaction involving the Issuer, following which the composition of the Issuer’s Board of Directors and management team changed, which changes included Dr. Frost joining the Board of Directors. Dr. Frost disclaims beneficial ownership in the securities except to the extent of any pecuniary interest therein.

Depending on market conditions, the Trust may dispose of (subject to Section 16(b) of the Securities Exchange Act of 1934) or acquire additional shares of the Issuer. The Trust expects to consider and evaluate on an ongoing basis all options with respect to its investment in the Issuer.

The Trust may, at any time or from time to time, formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Trust in light of its general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors. The Trust may change any of its plans or proposals at any time or from time to time, and may take any actions it deems appropriate with respect to its investment. Subject to market conditions, the Trust’s general investment policies and other factors, the Trust may continue to hold some or all of its ownership in the Issuer or may, at any time or from time to time, decrease its ownership interest in the Issuer (including by way of open market or privately negotiated transactions). There can be no assurance as to when, over what period of time, or to what extent it may decide to decrease its ownership interest in the Issuer.

Dr. Frost, solely in his capacity as a member of the Board of Directors of the Issuer, may, from time to time, formulate plans or proposals regarding the Issuer or its securities for consideration by the Board of Directors and the Issuer’s management as part of his service as a Director.

Other than as described herein, none of the Filing Persons has any plans that would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)

The Trust is the beneficial owner of 100,269,114 shares of the Issuer’s Common Stock, including (i) 12,342,725 shares of common stock held by the Trust, (ii) 87,726,389 shares of common stock issuable upon conversion of the Issuer’s Series B Preferred Stock held by the Trust and (iii) 200,000 warrants held by the Trust, representing 47.8% of the Issuer’s shares of Common Stock outstanding. The calculation of percentage represented is based upon (i) 121,959,404 shares of common stock outstanding as of August 8, 2014, as reported on the Issuer’s Form 10-Q filed on August 14, 2014, (ii) 87,726,389 shares of common stock issuable upon conversion of the Issuer’s Series B Preferred Stock held by the Trust within 60 days of the date of this filing and (iii) 200,000 shares of common stock issuable upon the exercise of warrants held by the Trust that are exercisable within 60 days of the date of this filing.

Dr. Frost is the trustee of the Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. As a result of the foregoing, Dr. Frost is also considered beneficial owner of the securities described. Dr. Frost disclaims beneficial ownership in the securities except to the extent of any pecuniary interest therein.

(b)	The Filing Persons share voting and dispositive power over 100,269,114 shares of the Issuer’s Common Stock as described above.

(c)
During the past 60 days prior to the date hereof, the following transactions occurred:

On August 11, the Trust purchased 45,000 shares of the Issuer’s common stock in multiple open market transactions at prices ranging from $0.285 to $0.29, inclusive, with a weighted average price of $0.2891.

On August 12, the Trust purchased 66,200 shares of the Issuer’s common stock in multiple open market transactions at prices ranging from $0.2889 to $0.30, inclusive, with a weighted average price of $0.2930.

(d)
To the best knowledge of the Filing Persons, no person, other than the Filing Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in this Schedule 13D, to the knowledge of the Filing Persons, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Exhibit Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 21, 2014
Date

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

August 21, 2014
Date

/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee
Frost Gamma Investments Trust

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.